April 27, 2005

Mail Stop 0409

Shmuel Shneibalg
Chief Executive Officer
Knowledge Transfer Systems, Inc.
62 Crestmont Drive
Oakland, CA 94619

Re:	Knowledge Transfer Systems, Inc.
      Preliminary Information Statement on Schedule 14C
      Registration No. 0-28417
      Filed on April 18, 2005

Dear Mr. Shneibalg:

This is to advise you that we have performed a limited review of the
Preliminary Information Statement on Schedule 14C noted above and have the following comments:

1. Please provide us with an analysis as to why Global General Technologies was not required to file a Form 8-K containing the information that is required by Form 10 or Form 10-SB in connection with its acquisition of 74.6% your common stock. In connection with this, we note that you were a "blank check" company at the time of the transaction. Refer to the letter dated April 7, 2000, from the
U.S. Securities and Exchange Commission`s Chief of the Office of Small Business to the Nasdaq Director of Listing Qualifications, http://www.otcbb.com/news/EligibilityRule/8kreg.stm.

2. Please provide an analysis under state law as to why you were not required to obtain shareholder approval for your acquisition of Global General Technologies.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call David H. Roberts at
(202) 942-2811 or the undersigned at (202) 942-1971.


      Sincerely,



Owen Pinkerton
Senior Counsel